September 15, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ernest Greene
John Cash
Erin Purnell
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	Wallbox B.V.
Amendment No. 2 to Registration Statement on Form F-4
Filed September 13, 2021
Amendment No. 3 to Registration Statement on Form F-4
Filed September 14, 2021
File No. 333-257898

Ladies and Gentlemen:

On behalf of our client, Wallbox B.V. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 15, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form F-4 filed with the Commission by the Company on September 13, 2021 and Amendment No. 3 to the Registration Statement on Form F-4 filed with the Commission by the Company on September 14, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form F-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

Liquidity and Capital Resources, page 208

1.

We have read your response to prior comment four. You indicate that you have obtained a waiver from Banco Santander with respect to the covenant in the loan agreement restricting distributions or dividends from Wall Box Chargers, S.L. to the Company. Please help us understand the following:

• Please tell us whether your waiver of the contractual provisions restricting distributions or dividends is temporary or permanent. If the waiver is temporary, please disclose the terms of the waiver in your filing;

• Please tell us the specific reason for the waiver. Specifically disclose whether you were in violation of the provisions and therefore needed a waiver to remain in compliance with your loan agreement covenant;

• You indicated that the waiver removed the contractual restriction on distributions. Please clarify whether the loan agreement was amended to permanently remove the contractual restrictions of distribution. Otherwise, please confirm that the provisions are still included in the loan agreement; and

• Please revise your disclosures to discuss your liquidity needs and disclose your cash flow requirements for the next twelve months related to funding your operations and development of intangibles with respect to EV chargers that you expect to fulfill through dividends and/or loans from Wall Box Chargers, S.L., as applicable.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has received a permanent waiver to the above-described provision in its loan agreement with Banco Santander. As a result of such permanent amendment,, the restriction on distributions in the loan agreement is no longer operative. The Company respectfully advises the Staff that it has not been in violation of this term or any other term of the loan agreement; it obtained the waiver in anticipation of the restructuring into a holding company structure that will take place in connection with the Business Combination whereby Wall Box Chargers, S.L. will become a wholly owned subsidiary of Wallbox N.V. Because Wall Box Chargers, S.L. will be the operating entity, the enterprise’s cash flow needs related to funding its operations and development of intangibles can be satisfied by Wall Box Chargers, S.L. and its subsidiaries; therefore, loans from (or dividends to) Wallbox N.V. will not be necessary and are not anticipated for these purposes. Furthermore, as further described in the section entitled “Holdco – Dividend Policy” under “Price Range of Securities and Dividends” on page 304 of the Registration Statement, for the foreseeable future, the Company intends to retain all available funds and any future earnings to fund the development and expansion of its business and distributions to the Wallbox N.V. holding company will not be required and are not anticipated for the purpose of paying dividends. For a further discussion of the liquidity needs and cash flow requirements of the enterprise as a whole, we refer the Staff to the section entitled “Liquidity and Capital Resources” under “Wallbox’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 209 of the amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4

Exhibit Index, page II-4

2.	We note that the legal opinion filed as Exhibit 5.1 is in draft form. Please have counsel file a final and executed version of the legal opinion in a pre-effective amendment.

Response

The Company acknowledges the Staff’s comment and has filed as Exhibit 5.1 the final and executed version of the legal opinion for Loyens Loeff NV.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan Maierson at (713) 546-7420.

Very truly yours,

/s/	Ryan J. Maierson
Ryan J. Maierson, Latham & Watkins LLP

cc:	Juan Sagales, Wallbox B.V
Charles A. Samuelson, Hughes Hubbard & Reed LLP

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